PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated August 14, 2007)	File No. 333-145422

$600,000,000

2.50% Convertible Senior Notes due 2036

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 2 supplements our prospectus dated August 14, 2007 relating to the resale from time to time by certain selling securityholders of up to $600,000,000 aggregate principal amount of 2.50% Convertible Senior Notes due 2036 and the shares of common stock issuable under certain circumstances upon conversion of the notes. You should read this prospectus supplement no. 2 in conjunction with the prospectus. This prospectus supplement no. 2 is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement no. 2 supersedes that information.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Bear, Stearns & Co. Inc. (2)(3)	$3,500,000	47,161
DaimlerCrysler Corp Emp#1 Pension Plan, dtd 4/1/89 (4)	$2,828,000	38,106
Florida Power and Light Group Employee Pension Plan (4)	$1,092,000	14,714
Guardian Pension Trust (3)(5)	$600,000	8,084
Inflective Convertible Opportunity Fund I, Limited (3)(6)	$4,000,000	53,899
Inflective Convertible Opportunity Fund I, L.P. (3)(6)	$2,100,000	28,297
Institutional Benchmark Series-Ivan Segregated Acct (3)(6)	$1,400,000	18,864
Lyxor/Inflective Convertible Opportunity Fund (3)(6)	$2,900,000	39,076
Rampart Convertible Arbitrage Investors, LLC (II) (4)	$498,000	6,710
Tempo Master Fund LP (7)	$6,750,000	90,954

Total	$25,668,000	345,865

(1)	Represents an estimated number of shares of our common stock issuable under certain circumstances assuming conversion of all of the selling securityholder’s notes into common stock, based on the initial conversion rate of 13.4748 shares of our common stock per 1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in this prospectus under “Description of the Notes—Conversion Rate Adjustments.” As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	The selling securityholder is a broker-dealer.

(3)	The selling securityholder is an affiliate of a broker-dealer.

(4)	Jack Feiler, chief investment officer of Palisade Capital Management, LLC, investment advisor to the selling securityholder, is the natural person who may exercise voting power and investment control over the selling securityholder and the selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(5)	John B. Murphy, managing director of The Guardian Life Insurance Co. of America, is the natural person who may exercise voting power and investment control over the selling securityholder and the selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(6)	Thomas J. Ray, chief investment officer of Inflective Asset Management, the entity that has sole voting and dispositive power over the selling securityholder, is the natural person who may exercise voting power and investment control over the selling securityholder and the selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(7)	J. David Rogers is the natural person who may exercise voting power and investment control over the selling securityholder.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes under certain circumstances, is subject to adjustment under certain circumstances.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

To the extent any of the selling securityholders listed above are broker-dealers, they are deemed to be, under interpretations of the SEC, “underwriters” within the meaning of the Securities Act.

With respect to the selling securityholders listed above that are affiliates of broker-dealers, we believe that such entities acquired their notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or undertakings, directly or indirectly, with any person to distribute the notes or underlying common stock.

None of the selling securityholders listed above owned 1% or more of our outstanding common stock either before or after this offering.

Investing in these securities involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is October 24, 2007.